GLOBEX UTILIDADES S.A. A Publicly Held Company CNPJ/MF 33.041.260/0652-90	ITAÚ UNIBANCO HOLDING S.A. A Publicly Held Company CNPJ/MF 60.872.504/0001-23

MATERIAL FACT

Globex Utilidades S.A. (“Globex”) and Itaú Unibanco Holding S.A. (“Itaú”), in compliance with Paragraph 4 of Article 157 of Law No. 6,404/76 and CVM Instruction No. 358/02, publicly announces to their shareholders and the market that their respective subsidiaries, Nova Casa Bahia S.A., a company headquartered in the City of São Caetano do Sul, State of São Paulo, at Avenida Conde Francisco Matarazzo, No. 100, Centro, enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 10.757.237/0001-75 (“NCB”), and Itaú Seguros S.A., a company headquartered in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso, No. 891, 20th floor, enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 61.557.039/0001-07 (“Itauseg”), entered into an Amendment to the Operational Agreement for the Provision of Services related to the Sale of Insurance for Differentiated Extended Warranty, effective until December 31, 2015, extendable for another three (3) years, according to which NCB shall receive from Itauseg the amount of R$ 260,000,000.00 in addition to the advance for acquisition costs in connection with the sale of individual certificates of Extended Warranty Insurance. Such payment shall be made in national currency until January 15, 2011.

São Paulo, January 11, 2011.

GLOBEX UTILIDADES S.A. Orivaldo Padilha Investor Relations Officer	ITAÚ UNIBANCO HOLDING S.A. Alfredo Egydio Setubal Investor Relations Officer